MAINSTAY VP FUNDS TRUST

51 Madison Avenue

New York, New York 10010

February 6, 2012

VIA EDGAR CORRESPONDENCE

Mr. Patrick Scott

Office of Insurance Products

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: MainStay VP Funds Trust (File Nos. 002-86082 and 811-03833)

Dear Mr. Scott:

Electronically transmitted via EDGAR pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“Securities Act”), is Post-Effective Amendment No. 65 to the registration statement on Form N-1A of MainStay VP Funds Trust (the “Trust”) under the Securities Act and Amendment No. 66 to the Trust’s registration statement on Form N-1A under the Investment Company Act of 1940, as amended (“Amendment”). On behalf of the Trust, please accept this letter as a request that the Staff of the Securities and Exchange Commission (“SEC”) afford the Amendment selective review in accordance with Investment Company Act Release No. 13768 (Feb. 15, 1984) (“IC -13768”).

I.	Purpose of the Amendment

The purpose of the Amendment is to disclose changes to the investment objectives of various Portfolios and to reflect certain other non-material changes to the Prospectuses and Statement of Additional Information (“SAI”).

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February 6, 2012

II.	Selective Review Request

The Portfolios’ Prospectus and SAI have previously been subject to comprehensive Staff review and comment. The Trust filed a post-effective amendment to its registration statement pursuant to Rule 485(a) under the Securities Act on February 8, 2010, in order to, among other things, implement the Trust’s compliance with the disclosure requirements adopted by the SEC in Investment Company Act Release No. 28584 (Jan. 13, 2009). Following the Staff’s review of the Rule 485(a) filing, the Trust received, and responded to, oral comments from the Staff covering a wide variety of disclosure-related issues. The Trust then filed a post-effective amendment pursuant to Rule 485(b) under the Securities Act on April 15, 2010, that incorporated the responses to the Staff’s comments. Moreover, in connection with a reorganization transaction in reliance on Rule 414 under the Securities Act, the Trust filed a post effective amendment to its registration statement pursuant to Rule 485(a) under the Securities Act on February 18, 2011. Following the Staff’s review of the Rule 485(a) filing, the Trust received, and responded to, oral comments from the Staff. The Trust then filed a post-effective amendment pursuant to Rule 485(b) under the Securities Act on April 14, 2011, that incorporated the responses to the Staff’s comments.

In light of the review of the Prospectus and SAI discussed above, we believe that the Amendment should be afforded selective review pursuant to the guidance set forth in IC-13768. Selective review would serve to expedite the review process, as well as use the Staff’s time more effectively. In this regard, we hereby request selective review of the Prospectus and SAI limited to the changes to the investment objectives.

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Please contact the undersigned at 973.394.4436 (Kevin M. Bopp) should you have any questions regarding this matter.

Sincerely,

/s/ Kevin M. Bopp

Kevin M. Bopp

Assistant Secretary of the Trust

cc: J. Kevin Gao

Sander M. Bieber